

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Christine Sheehy
Chief Financial Officer
Coeptis Therapeutics Inc.
105 Bradford Rd, Suite 420
Wexford, Pennsylvania 15090

> **Re: Coeptis Therapeutics Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **File No. 000-56194**

Dear Ms. Sheehy:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences